

October 3, 2013

Via E-mail
Mr. Bryon T. McGregor
Chief Financial Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, CA 95814

    Re: Pacific Ethanol, Inc.
            Form 10-K for the year ended December 31, 2012
            Filed April 1, 2013
            File No. 0-21467

Dear Mr. McGregor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

2. Variable Interest Entity, page F-16

1. You state on page F-17 that $448.4 million and $512.5 million in net sales and $18.7 million and $836,000 in net loss was attributed to New PE Holdco for the years ended December 31, 2012 and 2011, respectively. Please explain how these "net" amounts relate to the amounts presented on the income statement.

6. Debt, page F-22

2. Since your maximum borrowing on your Kinergy line of credit is tied to a borrowing base, tell us how you determined the amount you have recognized as current on your balance sheet for long term debt. Note that any borrowings in excess of the amount

permitted at the low point of the borrowing base should be classified as current. Refer to ASC 470-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant